UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BLUELINX HOLDINGS INC.
(Name of Subject Company)
BLUELINX HOLDINGS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, GA 30339
(770) 953-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

4300 Wildwood Parkway
Atlanta, GA 30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contacts:
Doug Goforth, CFO & Treasurer	Investor Relations:
BlueLinx Holdings Inc.	Maryon Davis, Director Finance & IR
(770) 953-7505	(770) 221-2666

FOR IMMEDIATE RELEASE

BlueLinx Holdings Inc. Forms Special Committee
To Evaluate Cerberus, ABP Investor LLC Tender Offer

ATLANTA – July 27, 2010 – BlueLinx Holdings Inc. (NYSE:BXC) today announced that the board of directors of the Company has formed a special committee (the “Special Committee”) consisting of Richard B. Marchese, Alan H. Schumacher and Richard S. Grant, the three independent directors of the Company, to evaluate the contemplated tender offer previously announced by Cerberus, ABP Investor LLC (“CAI”) for all of the outstanding shares of the Company’s common stock, par value $0.01 per share, not owned by CAI at $3.40 per share.   The members of the Special Committee have been functioning in their capacity as the Special Committee since July 22, 2010.

The Special Committee has been granted full power and authority to evaluate the proposal to determine the Company’s recommendation to its stockholders with respect to any tender offer commenced by CAI and to take any other action it determines to be in the best interests of the Company and its stockholders.  The Special Committee has further been authorized to select and retain financial advisors and legal counsel to advise it in connection with the performance of such duties.  The Special Committee has retained Jones Day as its legal counsel and has selected Citadel Securities LLC as its financial advisor.

About BlueLinx Holdings Inc.
Headquartered in Atlanta, Georgia, BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 2,000 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The company operates its distribution business from sales centers in Atlanta and Denver, and its network of more than 60 distribution centers. BlueLinx is traded on the New York Stock Exchange under the symbol BXC. Additional information about BlueLinx can be found on its website at www.BlueLinxCo.com.

Forward-looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our outlook on the housing industry. All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by BlueLinx to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of BlueLinx’ control that may cause its business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include, among other things: changes in the supply and/or demand for products that it distributes, especially as a result of conditions in the residential housing market; general economic and business conditions in the United States; the activities of competitors; changes in significant operating expenses; changes in the availability of capital, including the availability of residential mortgages; the ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions; adverse weather patterns or conditions; acts of war or terrorist activities; variations in the performance of the financial markets; and other factors described in the “Risk Factors” section in the company’s Annual Report on Form 10-K for the year ended January 2, 2010 and in its periodic reports filed with the Securities and Exchange Commission from time to time. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. BlueLinx undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, changes in expectation or otherwise, except as required by law.

Important Information About The Tender Offer
The tender offer proposed by CAI and referred to in this press release has not commenced. If and when a tender offer is commenced, the Company will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. BlueLinx stockholders are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain additional information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 as well as any other documents filed by BlueLinx in connection with the tender offer by CAI free of charge at the SEC’s website at http://www.sec.gov.

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